06014760

26 June, 2006

RECEIVED

2006 JUN 29 P 1:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kerry Group plc
Commencement of Buy Back Programme

Kerry Group plc ("Kerry" or "the Company") advises the commencement of a buy back programme of up to 2.8 million Ordinary Shares, representing approximately 1.5% of the issued ordinary share capital of the Company.

Any buy backs conducted under the programme will be in accordance with the Company's general authority to repurchase securities as approved at the recent Annual General Meeting of the Company and in accordance with the Listing Rules of the Irish Stock Exchange, the Listing Rules of the UK Listing Authority, the Market Abuse Directive and any other applicable legislation and regulatory requirements. Consequently the maximum price payable will be limited to no more than 105% of the average daily price at which Ordinary Shares are dealt on each of the 5 dealing days preceding the date of purchase. The shares repurchased will be held as Treasury Shares, pending their reissue to meet obligations arising from allocations of shares to employees pursuant to the Company's share option schemes and long term incentive plan. The buyback authority under which the programme is being conducted is valid until the 2007 Annual General Meeting.

For further information please contact:

Michael Ryan,
Head of Investor Relations,
Kerry Group plc,
Prince's Street,
Tralee,
Co. Kerry,
Ireland.
Tel: +353 66 7182255

SUPPL

or

Eugenée Mulhern,
Davy,
Davy House,
49 Dawson Street,
Dublin 2,
Ireland.
Tel: + 353 1 6796363

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